Filed by Diamond Foods, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Diamond Foods, Inc.

(Commission File No. 000-51439)

Below are FAQs used on or after December 16th in response to questions from Diamond Foods employees after announcement of the proposed acquisition of Diamond Foods by Snyder’s-Lance.

Employee Questions and Answers (follow up)

1.	Will the Diamond FY16 AIP bonus be based on full-year AOP or YTD AOP at the time the transaction closes?

a.	We plan to measure our performance compared to AOP targets for Gross Profit and EBITDA at the close of the transaction or, if the closing date is in the middle of a month, at the last month end date prior to close.

b.	Bonus payments will be made based on applicable base pay and bonus targets from the start of Fiscal 2016 (August 1, 2015) through the close date, resulting in a prorated bonus.

2.	When would Diamond FY16 bonuses be paid if achieved?

a.	Diamond’s AIP bonus payments are expected to be made no later than 2.5 months after the close date, or, if earlier, by October 15, 2016. The end of the bonus period is either July 31, 2016 or the close date.

b.	In order to receive a Diamond AIP bonus, an individual must be an employee of Diamond or its successor on the date of payment. If, post-closing but pre-payment date, an employee is terminated without cause (as determined by the Compensation Committee in its discretion) or resigns because their job is relocated more than 50 miles from their normal work location or due to a qualifying event under the Change in Control Plan (as such term would apply to an eligible participant in that plan), they will still be eligible to receive a Diamond AIP bonus.

3.	What does “terminated without cause” mean?

a.	Examples of “cause” include, but are not limited to: (a) commission of a a crime; or (b) misconduct, insubordination, poor performance or refusal to follow the instructions of the Participant’s supervisor; or (c) breach of any confidential information obligations or obligations under any other Company policy. The above list is not exhaustive and not meant to limit the Committee’s discretion.

4.	Where can one find the Change of Control Plan for Diamond Foods?

a.	It is available on DiamondVision (http://dmndvision/SitePages/DiamondHome.aspx) under Departments, People, Policies.

5.	What does “minimum weeks of severance” mean in the table shown in the Employee FAQ Question 5 distributed on November 9th?

a.	The minimum weeks of severance reflects what an employee would be eligible to receive even if the weeks of severance per year of service calculation would indicate an amount less than the minimum.

6.	If I am not presently enrolled in Diamond benefits because I am on my spouse’s plan, will I receive COBRA coverage as part of any severance benefits?

a.	The COBRA coverage under severance benefits is for employees currently enrolled in Diamond’s benefits plan.

7.	Does my time as a temporary employee get considered when determining weeks of severance?

a.	No, time spent working in a temporary status (including as a contractor, whether through an agency or on Diamond’s payroll) will not be used in a calculation for weeks of severance.

8.	What happens to dividends on the Snyder’s-Lance stock we might receive?

a.	We cannot guarantee that Snyder’s-Lance will continue paying a dividend, but you should refer to their October 28th press release announcing the Diamond acquisition as it refers to their dividend.

b.	Any Diamond outstanding shares converted into Snyder’s Lance shares would be eligible for a Snyder’s Lance dividend should their Board approve such dividend, subject to the terms and conditions of such dividend.

Cautionary Statement Regarding Forward-Looking Statements

The foregoing Q&A’s contain forward-looking statements that involve estimates, assumptions, risks and uncertainties. Any statements about expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. Words or phrases such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “may,” “will,” “should,” “continue,” “ongoing,” “future,” “potential” and similar words or phrases identify forward-looking statements. The forward-looking statements in this document address a variety of subjects including, for example, the expected date of closing of the acquisition and the potential benefits of the merger. Forward-looking statements involve estimates, assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the forward-looking statements: the risk that the transaction will not close when expected or at all; the risk that the operations of the two companies will not be integrated successfully; failure to achieve the anticipated benefits and synergies of the transaction; the risk that Snyder’s-Lance or Diamond Foods’ business will be adversely impacted during the pendency of the transaction; costs associated with the transaction;

matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; the outcome of any legal proceedings instituted against Snyder’s-Lance and Diamond Foods; and other events that may adversely impact the completion of the transaction, including industry or economic conditions outside of the control of Snyder’s-Lance or Diamond Foods. In addition, actual results are subject to other risks and uncertainties that relate more broadly to Snyder’s-Lance or Diamond Foods’ overall business, including those more fully described in Snyder’s-Lance filings with the SEC including its annual report on Form 10-K for the fiscal year ended January 3, 2015, and its most recent quarterly report filed on Form 10-Q for the quarter year ended October 3, 2015, and those more fully described in Diamond Foods’ filings with the SEC, including its annual report on Form 10-K for the fiscal year ended July 31, 2015, as amended, and its most recent quarterly report filed on Form 10-Q for the quarter ended November 30, 2015.

You should not unduly rely on forward-looking statements because actual results could differ materially from those expressed in any forward-looking statements. In addition, any forward-looking statement applies only as of the date on which it is made. We do not plan to update, and undertake no obligation to update, any forward-looking statements to reflect events or circumstances that occur after the date on which those statements are made, or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find it

In connection with the proposed transaction between Diamond Foods, Inc. (“Diamond Foods”) and Snyder’s-Lance, Inc. (“Snyder’s-Lance”), Snyder’s-Lance filed a registration statement on Form S-4 with the SEC on November 25, 2015 (the “Registration Statement”), which includes a joint proxy statement/prospectus and relevant materials concerning the proposed transaction relating to the solicitation of proxies to vote at the respective special meeting of stockholders of Diamond Foods and Snyder’s-Lance to approve the proposed transaction. The definitive proxy statement will be mailed to the stockholders of the Company in advance of the special meeting. STOCKHOLDERS OF DIAMOND FOODS AND SNYDER’S-LANCE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Documents will also be available for free from Diamond Foods at www.diamondfoods.com and from Snyder’s-Lance’s at www.snyderlance.com.

Diamond Foods, Snyder’s-Lance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies with respect of the proposed transaction. Information about the directors and executive officers of Diamond Foods, including their holdings of securities of Diamond Foods, is set forth in the joint proxy statement/prospectus included in the Registration Statement and in the Diamond Foods Amendment No. 1 to Annual Report on Form 10-K that was filed with the SEC on November 24, 2015. Information about the directors and executive officers of Snyder’s-Lance is set forth in the joint proxy statement/prospectus included in the Registration Statement and the proxy statement for Snyder’s-Lance’s 2015 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2015 and its Current Report on Form 8-K filed with the SEC on October 1, 2015. Investors may obtain additional information regarding the interests of such participants by reading the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available. These documents can be obtained free of charge from the sources indicated above.